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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                       Yurie Systems, Inc.
                        (Name of Issuer)



            Common Stock (par value $0.01 per share)
                   (Title Class of Securities)

                          98871Q102
                       (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 5


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CUSIP No. 98871Q102
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS:

     Jeong H. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [     ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:        13,398,913**
8   SHARED VOTING POWER            0
9   SOLE DISPOSITIVE POWER    13,398,913**
10  SHARED DISPOSITIVE POWER       0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     13,398,913**

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*:  [       ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     52.9%

14
TYPE OF REPORTING PERSON*:

     IN

_____________________________________________
     *SEE INSTRUCTIONS

     **Includes 200 shares of common stock owned by Mr. Kim spouse, as to which he disclaims beneficial ownership.


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    Item 1
    (a)  Name of Issuer
    Yurie Systems, Inc.
    (b)  Address of Issuer's Principal Executive Offices
     8301 Professional Place, Landover, Maryland 20785-2237.

    Item 2
    (a)  Name of Person Filing
    Jeong H. Kim
    (b) Address of Principal Business Office or, if none, Residence 8301 Profesional Place, Landover, Maryland 20785-2237.
    (c)  Citizenship
    United States
    (d)  Title of Class of Securities
    Common Stock, par value $0.01 per share
    (e)  CUSIP Number
    98871Q102

    Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
    Not Applicable

    Item 4.   Ownership
    (a)  Amount Beneficially Owned
    13,398,913**
    (b)  Percent of Class
    52.9%
    (c)  Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote
    13,398,913**
    (ii) shared power to vote or to direct the vote
    -0-
    (iii) sole power to dispose or to direct the disposition of 13,398,913**
    (iv) shared power to dispose or to direct the disposition of -0-

    Item 5.   Ownership of Five Percent or Less of a Class
    Not Applicable

    Item 6.   Ownership of More than Five Percent on Behalf of
    Another Person.
    Not Applicable

    -----------------------------------------------------------
    **Includes 200 shares of common stock owned by Mr. Kim's spouse, as to which he disclaims beneficial ownership.

                          Page 3 of 5

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    Item 7.   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company
    Not Applicable

    Item 8.   Identification and Classification of Members of the
              Group
    Not Applicable

    Item 9.   Notice of Dissolution of Group
    Not Applicable

    Item 10.  Certification
    Not Applicable
______________________________________________________________________

    Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule
    13d-3(d)(1).

                          Page 4 of 5

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                         SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.












                                        By:  /s/  Jeong H. Kim
                                             -----------------
                                             Jeong H. Kim







                                        Dated:  February 11, 1998
                                                -----------------













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